DAKOTA CREEK MINERALS INC.

February 16, 2012

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: James Lopez

Re: Dakota Creek Minerals Inc. (the "Company")
    Registration Statement on Form S-1
    Filed December 19, 2011
    File No. 333-178615

In response to your letter dated January 9, 2012, please see the responses below:

1. Kathy Sloan prepared the registration statement. The Company relied on Greg Thompson B.Sc. P.Geo. for the property disclosure section in the statement. Mr. Thompson created the business plan for the Company. Robert Denman, the Company's incorporator, found out through his acquaintance, Mr. Thompson, of the property being available for purchase in approximately September 2010. Mr. Thompson has visited the property in 2008. As such, Ms. Sloan has relied upon Mr. Thompson for knowledge of the property.

2. To the best of the Company's knowledge, neither Ms. Sloan, named counsel, Mr. Thompson or Mr. Denman, nor any others who participated in the preparation of the prospectus disclosure in the registration statement has any experience in the marketing or sale or creation or start-up of a mining or other new company for the purpose of engaging in a reverse acquisition or other similar arrangement.

3. To the best of the Company's knowledge, none of those identified above has had any experience in the past ten years related to any start up mining or other new company which did any of those actions listed in Question 6.

4. The Company confirms that Ms. Sloan did not agree to purchase shares or to serve as an officer or director at least in part due to a plan, agreement, or understanding, that she would solicit, participate, or facilitate the sale of the enterprise to a third party looking to obtain or become a public reporting entity, and that she has no such present intention.

5. Mr. Denman incorporated the Company and signed the asset purchase agreement. Ms. Sloan took over management of the Company, and Mr. Denman no longer has any interest in the Company. He has no control, ownership, or management of the Company, and is no longer involved in the Company.

6.   We have disclosed at the end of Paragraph 3 the estimate amount.

7. We have amended our registration statement to remove the jade and green gold reference. The Company used the EDGAR database to assist in drafting the registration statement, using several other prospectuses as precedents, and inadvertently cut and paste a reference to another property. These inadvertent references have been removed.

8. We have amended our risk disclosure to indicate that our management lacks technical training and experience in minerals exploration.

9. The Plan of Distribution has been updated to indicate an offering period of 28 days.

10. The Description of business has been updated to provide more information about the property rights.

11.  The additional material from Industry Guide 7 has been added.

12.  We have included an overview of the mining industry in BC.

13. We have provided a summary of molybdenum in our property disclosure section.

14.  The disclosure has been updated to include details about Murrin Park.

15.  All references to neighboring properties have been removed.

16. The references to traverses were provided to the Company in the business plan prepared by Mr. Thompson. These references have been removed so as to not imply that the Company management has recently visited the property.

17. The disclosure has been updated to indicate that in 1969, Squamish Silica and Stone Co. Ltd. reported that chalcopyrite and molybdenite were seen to occur as fracture fillings in a series of quartz porphyry outcrops located about 250 metres northwest of Highway 99.

18.  This material will be forwarded under separate cover.

19. Our disclosure provides greater discussion of the exploration program as requested.

20.  The additional expenses have been discussed in the Liquidity section.

21. We have amended the disclosure to provide director independence disclosure as required by Item 407(a) of Regualtion S-K.

22.  We have made sure our consents and financials are current.

23.  We have included the additional undertakings required under Reguation S-K.

24.  We have provided the missing page of cell claims to Exhibit 10.1

25.  The consent has been updated reflect this change.

Thank you for your assistance.

Very truly yours,

Dakota Creek Minerals Inc.


/s/ Kathy Sloan
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Kathy Sloan
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)